Filed Pursuant to Rule 424(b)(5)
Registration No. 333-271389

AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT

DATED DECEMBER 27, 2023

(To Prospectus dated May 2, 2023)

ADVENT TECHNOLOGIES HOLDINGS, INC.

10,000,000 shares of Common Stock

This Amendment No. 1 to prospectus supplement (this “amendment”) amends the prospectus supplement dated December 27, 2023 to amend certain mathematical errors with respect to the fee table contained on the cover page of the prospectus supplement. This amendment should be read in conjunction with the prospectus supplement dated December 27, 2023, and the prospectus dated May 2, 2023, each of which are to be delivered with this amendment. This amendment amends only the cover page of the prospectus supplement; all other sections of the prospectus supplement remain as is.

This amendment, prospectus supplement and the accompanying prospectus relate to the offer and sale of 10,000,000 shares of our Common Stock, par value $0.0001 per share (the “Common Stock”). Shares of our Common Stock to which this prospectus supplement relates will be issued in a privately negotiated transaction pursuant to the terms of a Securities Purchase Agreement we have entered into with John Nash, Scott Dols, Timothy Beckett, the Kantor Family Trust, BJI Financial, and the Cavalry Fund (collectively, the “Purchasers”). We are offering the Common Stock at a combined purchase price of $2,000,000.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “ADN.” On December 22, 2023, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $0.2120 per share.

We have engaged Joseph Gunnar & Co., LLC (the “placement agent”) to act as our exclusive placement agent in connection with this offering. The placement agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered in this offering. The placement agent is not purchasing or selling any of the securities we are offering, and the placement agent is not required to arrange the purchase or sale of any specific number of securities or dollar amount. There is no required minimum number of securities that must be sold as a condition to completion of this offering, and there are no arrangements to place the funds in an escrow, trust, or similar account. See “Plan of Distribution” beginning on page S-18 of this prospectus supplement for more information regarding these arrangements.

Investing in our Common Stock involves a high degree of risk. Before deciding whether to invest in the Common Stock, you should review carefully the risks and uncertainties that are described in the “Risk Factors” section beginning on page S-8 of this prospectus supplement, and in the documents incorporated by reference herein, including our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2022 as well as the risks and uncertainties described in the other documents incorporated herein by reference.

	Per Share	Total
Offering Price	$0.200	$2,000,000.00
Placement Agent Fees (1)	$0.018	$180,000.00
Proceeds, Before Expenses, to Us	$0.182	$1,820,000.00

(1)

Includes a cash fee of 9.0% of the gross proceeds of this offering. The Company is also reimbursing the Placement Agent for up to $25,000 of its expenses related to the offering. See “Plan of Distribution” for additional information about the compensation payable to the placement agent.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the Common Stock to the investors is expected to be made on or about December 27, 2023, subject to satisfaction of certain closing conditions.

Joseph Gunnar & Co., LLC

The date of this amendment no. 1 to prospectus supplement is December 28, 2023